Exhibit 16.1
[LETTERHEAD DELOITTE & TOUCHE LLP]
                  Deloitte & Touche LLP           Telephone: (212) 436-2000
                  Two World Trade Center          Facsimile: (212) 436-5000
                  New York,  New York 10281-1414


January 18, 2000


Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C.   20549

Dear Sirs/Madams:

We have read Item 4 of Form 8-K of American Banknote Corporation (the "Registrant") dated January 7, 2000 and with the following clarifications agree with the comments made.

1. On December 30, 1999, we advised the Registrant and the Chairman of the Registrant's Audit Committee both in writing and orally that the client-auditor relationship between Deloitte & Touche LLP and the Registrant had ceased.

2. The Deloitte Touche Tohmatsu member firms in Brazil and France agreed to remain as the local statutory auditor of the Registrant's subsidiaries in those foreign jurisdictions and another Deloitte Touche Tohmatsu member firm is presently considering whether they would be willing to serve as the local statutory auditor in other foreign jurisdiction.

3. On December 30, 1999, we orally advised the Registrant and the Chairman of the Registrant's Audit Committee that since the investigations by (i) the Special Committee, formed by the Registrant's Board of Directors to supervise the Board's consideration of the potential revenue recognition issues being investigated by the Audit Committee of American Banknote Holographics, Inc. ("Holographics"), a former wholly-owned subsidiary sold effective July 20, 1998, in a public offering of Holographic's shares, and (ii) the Audit Committee, relating to a letter agreement to pay a $1.5 million consulting fee, as discussed further in this letter, were ongoing, we were uncertain as to whether we would be willing to continue to rely on the representations of the Registrant's management.

4. We do not have sufficient information to agree or disagree with the Registrant's assertion that, as of December 30, 1999, it had requested access to financial information relating to the restated financial statements for review by the Special Committee's counsel; no such request had been brought to our attention. We have been informed, however, that by letter dated January 3, 2000, the Registrant's Senior Vice President Finance requested certain information from Holographics.


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January 18, 2000
Securities and Exchange Commission
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5.   We do not have sufficient information to agree or disagree with the
     Registrant's assertion that, as of December 30, 1999, the Special Committee's counsel had requested the opportunity to interview former employees.

6. In December 1997, the Registrant's wholly owned subsidiary, Holographics, recorded approximately $6.9 million of sales pursuant to its supply agreement with a customer (the "Customer"). Holographics subcontracted the manufacture of holograms related to the Customer sale to a third party (the "Subcontractor"). On March 5 and 9, 1998, we informed the Registrant and the Chairman of the Registrant's Audit Committee, respectively, that we had a disagreement regarding the audit scope relating to the manufacture and delivery of holograms by the Subcontractor. This disagreement, which was resolved to our satisfaction, was also reported in writing to the Audit Committee by letter dated June 18, 1998.

7. On May 3, 1999, we orally advised the Registrant that a January 8, 1998 letter agreement to pay a United Kingdom-based entity $1.5 million "...to act as a consultant for the express purpose of procuring a banknote reorder from [a foreign governmental entity], as well as, stock certificates, checks, and other security products within the country", which fee for "service...is not contingent upon achieving success", raised concerns including but not limited to potential violations of the Foreign Corrupt Practices Act. We requested that the Registrant inform its Audit Committee of this concern and that the Audit Committee retain counsel to thoroughly investigate this transaction. On June 11, 1999, the Registrant and the Chairman of the Registrant's Audit Committee informed us that counsel had been retained to investigate this transaction. The investigation relating to this transaction has not yet been concluded and is currently ongoing. However, on December 29, 1999, PricewaterhouseCoopers LLP advised us that it had concluded that the Registrant should have accrued all or a portion of this fee its 1997 consolidated financial statements.


Yours truly,

S\ Deloitte & Touche LLP